UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether  by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Santiago, October 25, 2011

Mr.
Fernando Coloma Correa
Commissioner
SECURITIES AND INSURANCE COMMISSION
Hand Delivery

Re:	Disclosure of MATERIAL EVENT – Report on Results for Third Quarter of 2011 prior to publication of Uniform Financial Statements (FECU).

Dear Commissioner:

Pursuant to article 9 and the second subparagraph of article 10 of Securities Market Law 18045 and General Rule No. 30 of the Securities and Insurance Commission, under due authority please be advised of the following material event:

On this date, notwithstanding the forwarding of the corresponding FECU within the pertinent deadline, the Audit Committee and Board of Directors of LAN Airlines S.A. have approved publication, as a material event, of the financial information enclosed herewith.  This information corresponds to summary financial information on the income statement and consolidated balance sheet of the company and also includes a qualitative explanation of the operating performance for the third quarter ending June 30, 2011.

Please note that LAN Airlines S.A. will provide this financial information to its shareholders, investors and the market in general for the purpose of (i) providing them truthful, sufficient and timely information in advance of the delivery of the respective FECU within the applicable deadlines; (ii) complying with the deadline for delivery of financial information to the market, investors and analysts, as has been the practice of LAN Airlines S.A. in recent years; and (iii) keeping our shareholders, investors and the market in general adequately informed through the delivery of financial information on LAN Airlines S.A. according to IFRS.

Finally, this financial information does not supersede or modify the corresponding FECU according to IFRS, which will be delivered within the deadlines stipulated in the rules of the Securities and Insurance Commission.

Very sincerely yours,

Alejandro de la Fuente Goic
Corporate Vice-President of Finance
Lan Airlines S.A.

cc:	Santiago Stock Exchange
Electronic Exchange of Chile
Valparaíso Securities Exchange

LAN AIRLINES REPORTS NET INCOME OF US$94.5 MILLION FOR THIRD QUARTER 2011

Santiago, Chile, October 25, 2011 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for third quarter ended September 30, 2011. “LAN” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S Dollars.

HIGHLIGHTS

•
LAN reported net income of US$94.5 million in third quarter 2011, a decrease of 11.0% compared to the US$106.2 million reported in third quarter 2010. Results this quarter were driven by solid traffic growth, reflected in strong yields and load factors in both the passenger and cargo businesses. This was partially offset by the continued impact of the startup of LAN’s operations in Colombia as well as, at a non-operating level, exchange rate differences resulting from the depreciation of local currencies.

•
Total revenues in third quarter 2011 reached US$1,486.5 million compared to US$1,152.3 million in third quarter 2010 due to a 32.6% increase in passenger revenues and a 22.5% increase in cargo revenues. Revenue increases reflected the continued strong demand in both the passenger and cargo businesses. Passenger and cargo revenues accounted for 71.3% and 26.6% of total revenues, respectively, during third quarter 2011.

•
Operating income reached US$161.2 million in third quarter 2011, a 2.9% increase compared to US$156.6 million in third quarter 2010. Operating margin reached 10.8% compared to 13.6% in third quarter 2010.

•
During the quarter, LAN was able to offset a 42.8% increase in fuel prices through effective fuel surcharge mechanisms and strong passenger and cargo demand, reflected in solid yield growth and load factor increases.

•
LAN continued to advance with the turnaround of its Colombian operations. During the third quarter, the Company incurred in costs associated with the launch of the LAN brand in Colombia, scheduled for December 2011. This included painting all aircraft with LAN livery, migrating AIRES to LAN’s IT systems and designing marketing initiatives aimed at integrating Colombia into LAN’s regional network.

•	In line with the Company’s expansion, the Company received 4 Airbus A320 and 1 Boeing 767-300 passenger aircraft during third quarter 2011.

•
LAN and TAM obtained the approvals from Chile’s antitrust court (TDLC) and Spain’s antitrust authority to continue with the merger transaction. No further antitrust approvals are required in Europe. LAN and TAM appealed before the Supreme Court of Chile, objecting three of the mitigation measures imposed by the TDLC, which the companies deem to be unconstitutional and disproportionately severe. The companies believe that the appeal process will not delay LAN and TAM’s plans to bring the transaction into effect. The companies believe the transaction can be concluded towards the end of the first quarter 2012.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
LAN Airlines S.A.	i-advize Corporate Communications, Inc.
Investor Relations	María Barona / Pete Majeski
investor.relations@lan.com	lan@i-advize.com
Tel: (56-2) 565-8785	Tel: (212) 406-3690

MANAGEMENT COMMENTS ON THIRD QUARTER 2011 RESULTS

LAN reported net income of US$94.5 million in third quarter 2011, a decrease of 11.0% compared to third quarter 2010. Operating income in the quarter increased 2.9%, reaching US$161.2 million, with a 10.8% operating margin.

During third quarter 2011, LAN’s consolidated revenues increased 29.0% compared to third quarter 2010. Passenger revenues increased 32.6% during the quarter, driven by continued traffic growth and a 16.6% expansion in yields. Passenger traffic growth during the quarter reached 13.7%, while load factors reached 80.6%, 1.6 points higher than the same period 2010, historically high load factors for a third quarter. Total passenger capacity as measured in ASKs grew 11.4% and revenues per ASK (RASK) increased 19.0%. Passenger yields increased mainly as a result of an increase in fuel surcharges, in line with the increase of WTI prices and the crack spread, and a strong demand environment.

Traffic and capacity in third quarter 2011 included AIRES’ domestic and international operations. Capacity increases focused mainly on regional routes within Latin America, as well as long-haul routes to the United States. Such capacity growth was a direct result of new routes that LAN and its affiliates launched in 2010 such as Lima – San Francisco in July, Guayaquil – Galapagos in September and Lima – Rosario in December.

During third quarter 2011, cargo revenues increased 22.5%, reflecting the continued growth in LAN’s cargo traffic, with RTK growth of 11.7%. Cargo capacity in the quarter grew 10.7%, resulting in a load factor of 69.3%, 0.6 points higher than third quarter 2010. Yields showed a 9.7% improvement compared to third quarter 2010, driven by improved yield management tools, itinerary optimization and higher cost pass-through via fuel surcharges, leading to a 10.7% increase in unit revenue.

The Company selectively added capacity in response to robust demand in its core markets. The growth of import flows to Latin America continued and export volumes have recovered, partly driven by the gradual resurgence of salmon exports. The Company leveraged the three additional Boeing 767-300F freighter aircraft incorporated into its fleet between November 2010 and January 2011 to add capacity on routes from Latin America to North America and Europe. The Company also continued to successfully optimize the utilization of the bellies of its passenger aircraft to maximize synergies associated with the Company’s integrated passenger/cargo business model.

LAN continued with the turnaround of its Colombian operations. During the third quarter, this resulted in a US$10 million operating loss, which included one-time costs related to maintenance and to the launch of the LAN brand in Colombia, scheduled for December 2011. The brand change includes painting all aircraft with LAN livery, migrating AIRES to LAN’s IT systems and designing marketing initiatives aimed at integrating Colombia into LAN’s regional network.

Operating expenses increased 33.1% compared to third quarter 2010, while costs per ATK (including net financial expenses) increased 20.5%. Excluding fuel, unit costs increased 11.4%, mainly due to the average appreciation of Latin American currencies during the quarter, higher wages and benefits and higher costs related to rentals and maintenance due to the incorporation of AIRES’ fleet.

Higher fuel prices during the quarter, which increased 42.8% compared to third quarter 2010, generated US$133.8 million in increased fuel costs. Nevertheless, LAN partially offset this impact due to continued strong demand trends as well as through the successful implementation of fuel surcharges in both the passenger and cargo businesses. This was reflected in the 16.6% increase in passenger yields and the 9.7% increase in cargo yields. Starting in March 2011, fuel surcharges based on WTI incorporate the crack spread in order to be better aligned with variations in jet fuel prices. During the quarter, the Company’s financial hedging strategy resulted in a US$3.0 million fuel hedge loss. LAN hedged approximately 67% of its estimated fuel consumption for the fourth quarter 2011 and approximately 34% for the first three quarters of 2012. The fuel hedging strategy consists of a combination of collars, swaps and call options of WTI. Regarding operations, facing the increase in fuel prices during this year, the Company adjusted its capacity on certain routes.

LAN’s non-operating results during third quarter 2011 included a foreign exchange rate loss which resulted from the depreciation of local currencies as compared to June 30, 2011, mainly the 11% depreciation of the Chilean peso and the 9% depreciation of the Colombian peso, in relation to the US dollar. Furthermore, non-operating results also included a one-time charge of UF 116,091 (US$5.0 million) resulting from a settlement agreement with Chilean airline PAL regarding the pending legal proceeding before the TDLC and their appeal before the Chilean Supreme Court in connection with the merger process between LAN and TAM.

LAN continued to maintain a solid financial position, with adequate liquidity and a solid financial structure, as reflected by the Company’s BBB Investment Grade international credit rating (Fitch). LAN is one of the few airlines in the world with an Investment Grade rating. At the end of the quarter, LAN reported US$332.0 million in cash and cash equivalents representing 6.1% of revenues for the last twelve months. As of September 30, 2011, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$1,054.1 million, US$526.3 million of which were funded directly by LAN. During the first nine months 2011, the Company also secured committed credit lines for US$160 million. Additionally, the Company has practically no short-term debt, while its long-term debt is mainly related to aircraft financing and has 12 to 15 year repayment profiles with competitive interest rates.

LAN’s operating results during the quarter are evidence of the Company’s ability to leverage continued growth opportunities in both cargo and passenger markets, enhancing the Company’s leadership position in Latin America and reflecting its ability to face and mitigate impacts of adverse scenarios such as fuel price volatility. Based on LAN’s diversified, solid and flexible business model, as well as the Company’s consistent track record and solid balance sheet, LAN is continuously improving the Company’s long-term strategic position by addressing opportunities, strengthening its market presence and increasing competitiveness.

EBITDAR CALCULATION (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (US$ millions)	3Q11	3Q10	% Chg.	Sep 11	Sep 10	% Chg.

Revenues	1,486.5	1,152.3	29.0%	4,182.9	3,220.8	29.9%
Operating Expenses	-1,325.3	-995.7	33.1%	-3,812.7	-2,808.7	35.7%
Operating Income	161.2	156.6	2.9%	370.3	412.1	-10.2%

Depreciation and Amortization	98.7	83.2	18.7%	296.5	249.4	18.9%
EBITDA	259.9	239.8	8.4%	666.8	661.6	0.8%
EBITDA Margin	17.5%	20.8%	-3.3 pp.	15.9%	20.5%	-4.6 pp.

Aircraft Rentals	42.9	24.2	77.4%	129.5	71.6	80.7%
EBITDAR	302.8	264.0	14.7%	796.2	733.2	8.6%
EBITDAR Margin	20.4%	22.9%	-2.5 pp.	19.0%	22.8%	-3.7 pp.

(1) EBITDA and EBITDAR are not accounting measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with International Financial Reporting Standards (IFRS) as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

RECENT EVENTS

Agreement with TAM

On August 13, 2010, LAN and TAM announced that they entered into a non-binding MOU, outlining their intentions to combine their holdings under a single parent entity to be known as LATAM Airlines Group. The proposed combination of LAN and TAM would be among the 10 major airline groups in the world.

LAN and TAM obtained the approvals from Chile’s antitrust court (TDLC) and Spain’s antitrust authority to continue with the merger transaction. No further antitrust approvals are required in Europe. LAN and TAM appealed before the Supreme Court of Chile, objecting three of the mitigation measures imposed by the TDLC, which the companies deem to be unconstitutional and disproportionately severe. The companies believe that the appeal process will not delay LAN and TAM’s plans to bring the transaction into effect. The companies believe the transaction can be concluded towards the end of the first quarter 2012.

Fleet Plan

In line with the Company’s expansion, during third quarter 2011, the Company received 4 Airbus A320 and 1 Boeing 767-300 passenger aircraft. In addition, during first half 2011, the Company received a total of 3 Airbus A319 and 7 Airbus A320 passenger aircraft, destined for domestic and regional markets, and 1 Boeing 767-300F freighter, mainly destined for growth on northbound routes. During 2011, the Company’s fleet plan also included the sale of 5 Airbus A318 aircraft, all of which have already been sold.

During the remainder of 2011, LAN expects to receive 6 additional Airbus A320 family aircraft to operate domestic and regional routes, as well as 2 Boeing 767-300s for passenger operations on long-haul routes. As a result of LAN’s purchase of AIRES, the Company’s fleet also currently includes aircraft operated by AIRES, consisting of 9 Boeing 737-700s, 10 Dash 8-200s and 4 Dash 8-Q400s, all under operating leases.

During 2012, LAN expects to receive 13 Airbus A320 family aircraft to operate domestic and regional routes, as well as 7 Boeing 767-300 and the first 5 Boeing 787-8 Dreamliners for long-haul routes. During 2012, the Company’s fleet plan also includes the sale of 5 Airbus A318 aircraft and the return of 2 leased Boeing 767-300, while also returning 3 of AIRES’ Boeing 737-700s. Regarding the cargo fleet, during 2012, the Company expects the delivery of 2 Boeing 777F freighter aircraft.

LAN’s estimated fleet plan and associated capital expenditures are shown in the table below.

	2011	2012	2013	2014

PASSENGER FLEET
Dash 8-200/Dash 8-Q400	14	14	14	11
Boeing 737-700	9	6	6	2
A321/A320/A319/A318	76	84	94	109
B767-300 ER	31	36	38	38
B787	-	5	8	12
A340-300	5	5	5	5
TOTAL PASSENGER FLEET	135	150	165	177

CARGO FLEET
767-300 F	12	12	12	12
777-200 F	2	4	4	4
TOTAL CARGO FLEET	14	16	16	16

TOTAL FLEET	149	166	181	193

Total Fleet Capex (US$ millions)	841	1,810	1,343	1,119

OUTLOOK

Considering current market conditions, the Company expects passenger ASK growth of between 14% and 16% in 2011 and between 12% and 14% for 2012, mainly driven by the net delivery of 15 passenger aircraft. LAN Cargo’s expected cargo ATK growth in 2011 is between 12% and 14%, mainly driven by the delivery of 3 Boeing 767-300F freighters between November 2010 and January 2011. For 2012, LAN Cargo expects between 7% and 9% growth in capacity, mainly driven by the delivery of 2 Boeing 777F freighters during the third quarter.

CONSOLIDATED THIRD QUARTER 2011 RESULTS

Net income in third quarter 2011 totaled US$94.5 million compared to US$106.2 million in the same period 2010. Net margin for the quarter decreased from 9.2% in 2010 to 6.4% in 2011.

Operating income amounted to US$161.2 million in third quarter 2011 compared to US$156.6 million in third quarter 2010. Operating margin in the quarter decreased from 13.6% in 2010 to 10.8% in 2011.

Total operating revenues increased 29.0% compared to third quarter 2010, reaching US$1,486.5 million. This reflected a:

•	32.6% increase in passenger revenues to US$1,060.3 million,
•	22.5% increase in cargo revenues to US$395.2 million, and a
•	3.5% increase in other revenues to US$31.1 million.

Passenger and cargo revenues accounted for 71.3% and 26.6% of total revenues for the quarter, respectively.

Passenger revenues increased 32.6%, driven by 13.7% growth in traffic and a 16.6% increase in yields. Load factors increased from 78.9% to 80.6%, as the growth in traffic outpaced the 11.4% increase in capacity. The growth rates in traffic and capacity in third quarter 2011 included the inorganic growth resulting from the inclusion of AIRES’ domestic and international operations. Overall, revenues per ASK increased 19.0%. Traffic grew as a result of a 21.1% increase in domestic traffic (including domestic operations of LAN and its affiliates in Chile, Argentina, Peru, Ecuador and Colombia), and a 10.7% increase in international traffic. International traffic accounted for 68.6% of total passenger traffic during the quarter. Yields increased 16.6% due to higher fares as a result of higher fuel surcharges, as well as a strong demand environment.

Cargo revenues increased 22.5% in the quarter, driven by an 11.7% increase in cargo traffic and a 9.7% increase in yields, reflecting growth in global cargo markets, as well as improved revenue management practices and itinerary optimization. Capacity increased 10.7% during the quarter. As a consequence, load factors increased from 68.7% to 69.3%. Revenues per ATK increased 10.7% compared to third quarter 2010.

Other revenues increased 3.5%, mainly driven by an increase in revenues from tours and travel services, partially offset by the exclusion of the revenues of Blue Express, LAN’s logistic and courier subsidiary sold in early April 2011.

Total operating expenses increased 33.1% during the quarter, while unit (ATK) costs increased 20.5% compared to third quarter 2010. Higher jet fuel prices during the quarter led to approximately US$133.8 million in higher fuel costs considering current fuel consumption levels. Excluding fuel, unit costs increased 11.4% mainly due to the average appreciation of Latin American currencies during the quarter, higher wages and benefits and higher costs related to rentals and maintenance due to the incorporation of AIRES’ fleet. Changes in operating expenses were mainly due to the following:

•
Wages and benefits increased 31.8%, driven by a higher average head count, in line with the Company’s planned operational expansion, including the integration of AIRES, as well as the impact of the average appreciation of Latin American currencies.

•
Fuel costs increased 57.0%, mainly driven by a 42.8% increase in prices, coupled with a 10.9% increase in consumption. In addition, the Company recognized a US$3.0 million fuel hedge loss, compared to a US$4.6 million fuel hedge loss in third quarter 2010.

•
Commissions to agents increased 22.6% due to a 29.7% increase in traffic revenues (passenger and cargo), partially offset by a 0.2 point reduction in average commissions. This reduction was mainly related to lower commissions in the cargo business.

•
Depreciation and amortization increased 18.7%, mainly due to the incorporation of 3 new Airbus A319s between January and February 2011, 9 new Airbus A320s between October 2010 and May 2011, and 1 Boeing 767-300 in September 2011.

•
Other rental and landing fees increased 6.7%, mainly due to increased handling costs and aeronautical rates, in line with the expansion in the Company’s operations during the quarter, partially offset by lower costs related to ACMI leases.

•	Passenger service expenses increased 12.6%, driven by a 29.1% increase in the number of passengers transported.
•	Aircraft rentals increased 77.4% due to the incorporation of 5 leased Airbus A320 between January and September 2011, and 3 leased Boeing 767-300F freighters between November 2010 and January 2011.

Additionally, this increase considered the incorporation of AIRES’ fleet, consisting of 9 Boeing 737-700s, 10 Dash 8-200s and 4 Dash 8-Q400s.
•	Maintenance expenses increased 60.2% due to a larger fleet, including the incorporation of AIRES’ fleet.
•	Other operating expenses increased 15.4% due to higher commercial and distribution system costs, in line with the Company’s operational expansion.

Non-operating results

•	Interest income decreased from US$5.3 million in third quarter 2010 to US$1.1 million in third quarter 2011 due to a lower average cash balance during the quarter.
•
Interest expense decreased 9.6% due to the fact that higher average long-term debt related to fleet financing was offset by the recognition of interest related to the financing of pre-delivery payments (PDPs), in line with the accounting policy regarding these payments (IFRS).

•
Under Other income (expense), the Company recorded a US$12.9 million loss, mainly due to foreign exchange losses, especially related to the depreciation of the Colombian currency as compared to June 30, 2011. This loss also included a one-time charge of UF 116,091 (US$5.0 million) resulting from a settlement agreement with Chilean airline PAL regarding the pending legal proceeding before the TDLC and their appeal before the Chilean Supreme Court in connection with the merger process between LAN and TAM.

CONSOLIDATED FIRST NINE MONTHS 2011 RESULTS

Net income in the first nine months 2011 amounted to US$207.7 million compared to US$255.1 million in the same period 2010. Net margin in the period decreased from 7.9% in 2010 to 5.0% in 2011.

Operating income amounted to US$370.3 million in the first nine months 2011 compared to US$412.1 million in the first nine months 2010. Operating margin for the period decreased from 12.8% in 2010 to 8.9% in 2011.

Total operating revenues increased 29.9% compared to the first nine months 2010, reaching US$4,182.9 million. This reflected a:

•	32.1% increase in passenger revenues to US$2,935.4 million,
•	26.1% increase in cargo revenues to US$1,148.1 million, and a
•	11.9% increase in other revenues to US$99.5 million.

Passenger and cargo revenues accounted for 70.2% and 27.4% of total revenues for the period, respectively.

Passenger revenues increased 32.1%, driven by 17.9% growth in traffic and a 12.1% increase in yields. Load factors increased from 77.0% to 79.8%, as the growth in traffic outpaced the 13.8% increase in capacity. The growth rates in traffic and capacity in first nine months 2011 included the inorganic growth resulting from the inclusion of AIRES’ domestic and international operations. Overall, revenues per ASK increased 16.1%. Traffic grew as a result of a 22.8% increase in domestic traffic (including domestic operations of LAN and its affiliates in Chile, Argentina, Peru, Ecuador and Colombia), and a 15.7% increase in international traffic. International traffic accounted for 68.7% of total passenger traffic during the first nine months 2011. Yields increased 12.1% due to higher fares as a result of higher fuel surcharges, as well as a strong demand environment.

Cargo revenues increased 26.1% in the first nine months of 2011, driven by a 12.1% increase in cargo traffic and a 12.5% increase in yields, reflecting growth in global cargo markets and higher fuel surcharges, as well as improved revenue management practices and itinerary optimization. Capacity increased 13.4% during the first nine months of the year. As a consequence, load factors decreased from 69.5% to 68.7%. Revenues per ATK increased 11.2% compared to the first nine months 2010.

Other revenues increased 11.9%, mainly driven by an increase in revenues from tours and travel services, partially offset by the exclusion of the revenues of Blue Express, LAN’s logistic and courier subsidiary sold in early April 2011.

Total operating expenses increased 35.7% during the first nine months 2011, while unit (ATK) costs increased 18.9% compared to the same period in 2010. Higher jet fuel prices during the first nine months 2011 led to approximately US$327.6 million in higher fuel costs considering current fuel consumption levels. Excluding fuel, unit costs increased 12.4% mainly due to the average appreciation of Latin American currencies  during the first nine months of 2011, higher wages and benefits and higher costs related to rentals and maintenance due to the incorporation of AIRES’ fleet. Changes in operating expenses were mainly due to the following:

•
Wages and benefits increased 34.7%, driven by higher average head count, in line with the Company’s planned operational expansion, including the integration of AIRES, and the impact of the average appreciation of Latin American currencies.

•
Fuel costs increased 52.1%, mainly driven by a 40.4% increase in prices, coupled with a 12.5% increase in consumption. In addition, the Company recognized a US$39.7 million fuel hedge gain, compared to a US$5.9 million fuel hedge loss in first nine months 2010.

•
Commissions to agents increased 23.2% due to a 30.4% increase in traffic revenues (passenger and cargo), partially offset by a 0.2 point reduction in average commissions. This reduction was mainly related to lower commissions in the cargo business.

•
Depreciation and amortization increased 18.9%, mainly due to the incorporation of 3 new Airbus A319 between January and February 2011, 9 new Airbus A320s between October 2010 and May 2011, and 1 Boeing 767-300 in September 2011.

•
Other rental and landing fees increased 17.5%, mainly due to increased handling costs and aeronautical rates, in line with the expansion of the Company’s operations during the period, partially offset by lower costs related to ACMI leases.

•	Passenger service expenses increased 24.9%, driven by a 31.5% increase in the number of passengers transported, as well as higher compensations paid to passengers during the period.
•
Aircraft rentals increased 80.7% due to the incorporation of 5 leased Airbus A320 between January and September 2011, and 3 leased Boeing 767-300F freighters between November 2010 and January 2011. Additionally, this increase considered the incorporation of AIRES’ fleet, consisting of 9 Boeing 737-700s, 10 Dash 8-200s and 4 Dash 8-Q400s.

•	Maintenance expenses increased 53.0% due to a larger fleet, including the incorporation of AIRES’ fleet.
•
Other operating expenses increased 25.6% due to higher commercial and distribution system costs, in line with the Company’s operational expansion, as well as costs incurred related to the TAM and AIRES transactions.

Non-operating results

•	Interest income decreased from US$10.4 million in first nine months 2010 to US$9.7 million in the same period 2011, due to a lower average cash balance during the period.
•
Interest expense decreased 10.2% due to the fact that higher average long-term debt related to fleet financing was offset by the recognition of interest related to the financing of pre-delivery payments (PDPs), in line with the accounting policy regarding these payments (IFRS).

•
Under other income (expense), the Company recorded a US$30.2 million loss, considering the US$66 million loss originated by the settlement agreement in the cargo business, partially offset by the US$45 million gain from the sale of Blue Express and by foreign exchange gains, especially related to the appreciation of the Colombian currency. This loss also included a one-time charge of UF 116,091 (US$5.0 million) resulting from a settlement agreement with Chilean airline PAL regarding the pending legal proceeding before the TDLC and their appeal before the Chilean Supreme Court in connection with the merger process between LAN and TAM.

*****

About LAN
LAN Airlines is one of the leading passenger and cargo airlines in Latin America. The Company and its affiliates serve over 70 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 70 additional international destinations through its various code share agreements. LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean and Ecuadorian domestic markets. Furthermore, in November 2010, LAN acquired Colombian airline AIRES.

Currently, LAN Airlines and its affiliates operate 127 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 14 dedicated freighters. The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB). The Company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years. For more information please visit www.lan.com or www.oneworldalliance.com

******

Note on Forward-Looking Statements
This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

LAN Airlines S.A.
Consolidated Income Statement (in thousands of US Dollars)

	For the three month period ended			For the nine month period ended
	September 30			September 30
	2011	2010	% Change	2011	2010	% Change

REVENUE
Passenger	1,060,254	799,700	32.6%	2,935,390	2,221,369	32.1%
Cargo	395,189	322,592	22.5%	1,148,072	910,554	26.1%
Other	31,077	30,038	3.5%	99,473	88,926	11.9%
TOTAL OPERATING REVENUE	1,486,520	1,152,330	29.0%	4,182,935	3,220,849	29.9%

EXPENSES
Wages and Benefits	-268,116	-203,486	31.8%	-761,651	-565,397	34.7%
Aircraft Fuel	-461,524	-294,013	57.0%	-1,282,304	-843,131	52.1%
Comissions to Agents	-55,499	-45,269	22.6%	-153,779	-124,850	23.2%
Depreciation and Amortization	-98,728	-83,188	18.7%	-296,505	-249,420	18.9%
Other Rental and Landing Fees	-165,911	-155,468	6.7%	-495,792	-421,901	17.5%
Passenger Services	-34,729	-30,839	12.6%	-102,670	-82,215	24.9%
Aircraft Rentals	-42,861	-24,166	77.4%	-129,458	-71,646	80.7%
Aircraft Maintenance	-50,619	-31,600	60.2%	-139,424	-91,118	53.0%
Other Operating Expenses	-147,317	-127,687	15.4%	-451,090	-359,029	25.6%
TOTAL OPERATING EXPENSES	-1,325,304	-995,716	33.1%	-3,812,673	-2,808,707	35.7%

OPERATING INCOME	161,216	156,614	2.9%	370,262	412,142	-10.2%
Operating Margin	10.8%	13.6%	-2.7 pp	8.9%	12.8%	-3.9 pp

Interest Income	1,063	5,284	-79.9%	9,687	10,390	-6.8%
Interest Expense	-34,398	-38,045	-9.6%	-104,610	-116,545	-10.2%
Other Income (Expense)	-12,913	5,400	-339.1%	-30,174	713	-4332.0%

INCOME BEFORE TAXES AND MINORITY INTEREST	114,968	129,253	-11.1%	245,165	306,700	-20.1%
Income Taxes	-17,661	-20,157	-12.4%	-40,941	-50,227	-18.5%

INCOME BEFORE MINORITY INTEREST	97,307	109,096	-10.8%	204,224	256,473	-20.4%

Attributable to:
Shareholders	94,513	106,214	-11.0%	207,697	255,142	-18.6%
Minority Interest	2,794	2,882	-3.1%	-3,473	1,331	-360.9%

NET INCOME	94,513	106,214	-11.0%	207,697	255,142	-18.6%
Net Margin	6.4%	9.2%	-2.9 pp	5.0%	7.9%	-3.0 pp

Effective Tax Rate	15.7%	16.0%		16.5%	16.4%

Shares Outstanding	339,358,209	338,790,909		339,358,209	338,790,909
Earnings per Share (US$)	0.28	0.31	-11.2%	0.61	0.75	-18.7%

LAN Airlines S.A.
Consolidated Operational Statistics

	For the three month period ended			For the nine month period ended
	September 30			September 30
	2011	2010	% Change	2011	2010	% Change

System
ATKs (millions)	2,532	2,295	10.3%	7,457	6,581	13.3%
ASKs (millions)	12,212	10,960	11.4%	35,542	31,221	13.8%
RTKs (millions)	1,773	1,575	12.6%	5,188	4,514	15.0%
RPKs (millions)	9,839	8,650	13.7%	28,347	24,052	17.9%
Overall Load Factor (based on ATKs)%	70.0%	68.6%	1.4 pp	69.6%	68.6%	1.0 pp
Break-Even Load Factor (based on ATK)%	64.0%	61.0%	3.0 pp	64.9%	61.9%	3.0 pp
Yield based on RTKs (US Cents)	82.1	71.3	15.2%	78.7	69.4	13.4%
Operating Revenues per ATK (US Cents)	57.5	48.9	17.5%	54.8	47.6	15.1%
Operating Costs per ATK (US Cents)	52.5	43.5	20.7%	51.1	42.9	19.0%
Fuel Gallons Consumed (millions)	135.6	109.3	24.1%	393.6	310.8	26.7%
Average Trip Length (thousands km)	1.681	1.909	-11.9%	1.721	1.920	-10.4%
Total Number of Employees	21,216	18,201	16.6%	21,216	18,201	16.6%

Passenger
ASKs (millions)	12,212	10,960	11.4%	35,542	31,221	13.8%
RPKs (millions)	9,839	8,650	13.7%	28,347	24,052	17.9%
RTKs (millions)	884	778	13.6%	2,555	2,165	18.0%
Passengers Transported (thousands)	5,852	4,532	29.1%	16,474	12,526	31.5%
Load Factor (based on ASKs) %	80.6%	78.9%	1.6 pp	79.8%	77.0%	2.7 pp
Yield based on RPKs (US Cents)	10.8	9.2	16.6%	10.4	9.2	12.1%
Yield based on RTKs (US Cents)	119.9	102.7	16.7%	114.9	102.6	11.9%
Revenues per ASK (US cents)	8.7	7.3	19.0%	8.3	7.1	16.1%

Cargo
ATKs (millions)	1,283	1,159	10.7%	3,833	3,381	13.4%
RTKs (millions)	889	796	11.7%	2,633	2,349	12.1%
Tons Transported (thousands)	216	194	11.6%	638	564	13.0%
Load Factor (based on ATKs) %	69.3%	68.7%	0.6 pp	68.7%	69.5%	-0.8 pp
Yield based on RTKs (US Cents)	44.5	40.5	9.7%	43.6	38.8	12.5%
Revenues per ATK (US Cents)	30.8	27.8	10.7%	30.0	26.9	11.2%

LAN Airlines S.A.
Consolidated Balance Sheet (in thousands of US Dollars)

	As of September 30,	As of December 31,
	2011	2010

Total Assets	7,072,501	6,785,897
Total Liabilities	5,735,157	5,485,837
Total Equity (*)	1,337,344	1,300,060
Total Liabilities and Shareholders equity	7,072,501	6,785,897

Net Debt
Current and long term portion of loans from financial institutions	2,880,138	2,717,722
Current and long term portion of obligations under capital leases	333,352	227,571
Other liabilities current and long term portion	325,651	314,372
Cash and cash equivalents	-331,952	-737,093
Total Net Debt	3,207,189	2,522,572

(*) Under IFRS, Equity includes Minority Interest, which amounted to US$ thou. -4,126 as of September 2011, and US$ thou. 3,246 as of December 2010

LAN Airlines S.A.
Consolidated Fleet

	As of September 30, 2011
	Leased	Owned	Total

Passenger Aircraft
Dash 8-200	10	0	10
Dash 8-Q400	4	0	4
Boeing 737-700	9	0	9
Airbus A318-100	0	10	10
Airbus A319-100	0	23	23
Airbus A320-200	9	28	37
Boeing 767-300	10	19	29
Airbus A340-300	1	4	5
TOTAL	43	84	127

Cargo Aircraft
Boeing 777-200F	2	0	2
Boeing 767-300F	4	8	12
TOTAL	6	8	14

TOTAL FLEET	49	92	141

Note: Table does not include one Boeing 767-200 leased to Aerovías de México S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel